UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Nyxoah SA

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

B6S7WD106

(CUSIP Number)

Rob McGrory
Group General Counsel & Company Secretary

Cochlear Limited

1 University Avenue, Macquarie University

NSW 2109

Australia

+61294255239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B6S7WD106	Page 2 of 5 Pages

1.	Name of reporting person Cochlear Investments Pty Ltd
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐

3.	SEC use only

4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	7.	Sole voting power

	8.	Shared voting power 5,631,319 Ordinary Shares (See Item 5)
	9.	Sole dispositive power

	10.	Shared dispositive power 5,631,319 Ordinary Shares (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 5,631,319 Ordinary Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11) 15.06%(1)
14.	Type of reporting person CO

(1) Based on (i) 34,389,015 ordinary shares (“Ordinary Shares”) of Nyxoah S.A. (the “Issuer”) outstanding as of September 27, 2024, as stated in the Issuer's Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on September 27, 2024, plus (ii) 3.0 million Ordinary Shares sold by the Issuer pursuant to the Issuer’s at-the-market offering, as stated in the Issuer’s Form 6-K furnished with the SEC on October 7, 2024.

CUSIP No. B6S7WD106	Page 3 of 5 Pages

1.	Name of reporting person Cochlear Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐

3.	SEC use only

4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	7.	Sole voting power

	8.	Shared voting power 5,631,319 Ordinary Shares (see Item 5)
	9.	Sole dispositive power

	10.	Shared dispositive power 5,631,319 Ordinary Shares (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 5,631,319 Ordinary Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11) 15.06%(1)
14.	Type of reporting person CO

(1) Based on (i) 34,389,015 Ordinary Shares outstanding as of September 27, 2024, as stated in the Issuer's Form 6-K furnished with the SEC on September 27, 2024, plus (ii) 3.0 million Ordinary Shares sold by the Issuer pursuant to the Issuer’s at-the-market offering, as stated in the Issuer’s Form 6-K furnished with the SEC on October 7, 2024.

CUSIP No. B6S7WD106	Page 4 of 5 Pages

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 16, 2021 (the “Original Schedule 13D”) as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on May 28, 2024 (“Amendment No. 2”) and Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on March 29, 2023 (together with Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

(a) – (b)	As of the date hereof, Cochlear Investments directly owns 5,631,319 Ordinary Shares, representing 15.06% of the outstanding Ordinary Shares.

Cochlear Limited is the parent company of Cochlear Investments. As a result, Cochlear Limited may be deemed to indirectly beneficially own the Ordinary Shares directly held by Cochlear Investments.

The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of hereof. Such percentage was calculated based on (i) 34,389,015 Ordinary Shares outstanding as of September 27, 2024, as stated in the Issuer's Form 6-K furnished with the SEC on September 27, 2024, plus (ii) 3.0 million Ordinary Shares sold by the Issuer pursuant to the Issuer’s at-the-market offering, as stated in the Issuer’s Form 6-K furnished with the SEC on October 7, 2024.

The Reporting Persons do not have the right to acquire any additional Ordinary Shares.

(c)	The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

CUSIP No. B6S7WD106	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2024

COCHLEAR INVESTMENTS PTY LTD

By:	/s/ Kristy Jo
Name: Kristy Jo
Title: Company Secretary

COCHLEAR LIMITED

By:	/s/ Rob McGrory
Name: Rob McGrory
Title: Company Secretary